GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-48842


ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: Guggenheim Funds Distributors, LLC (the Company)

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

227 W. Monroe
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rebecca (Ying) Chan 212-381-7555   Rebecca.Chan@guggenheimpartners.com
(Name)   (Area Code – Telephone Number)   (Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rebecca Chan _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Guggenheim Funds Distributors, LLC (the Company) _____ , as of 12/31 _____ , 2 024 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KERRYANN MCCARTHY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01MC6076525
Qualified in New York County
Commission Expires OCTOBER 19, 2026

Signature: *Rebecca Chen*

Title:
Chief Financial Officer

Kerryann McCarthy
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

December 31, 2024

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Guggenheim Funds Distributors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Guggenheim Funds Distributors, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2012.

New York, New York
February 24, 2025

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$	42,245,806
Cash segregated under federal regulations		100,000
Deposits with clearing organizations		6,041,671
Due from broker-dealers and clearing organizations		3,446,698
Securities owned, at fair value		3,374,658
Accounts receivable from contracts with customers		7,634,845
Due from related parties		6,613,904
Other assets		2,755,927
Total assets	$	72,213,509

Liabilities and Member's Equity

Liabilities

Due to customer	$	3,419,182
Accrued compensation		7,466,158
Accounts payable and other accrued liabilities		6,453,664
Due to related parties		3,957,997
Total liabilities		21,297,001
Member's equity		50,916,508
Total liabilities and member's equity	$	72,213,509

See accompanying notes to the statement of financial condition.

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Notes to Statement of Financial Condition

December 31, 2024

(1)   Organization and Nature of Business

Guggenheim Funds Distributors, LLC (the Company) acts as sponsor, portfolio supervisor and securities evaluator to various equity and fixed income unit investment trust portfolios (UIT). Additionally, the Company participates in the marketing and distribution of closed-end funds (CEF) initial public offerings and supports the secondary market of the funds. The Company serves as the distributor of affiliated mutual funds and variable insurance trusts (VIT). The Company is a wholly owned subsidiary of Guggenheim Funds Services, LLC (the Parent), which is part of Guggenheim Investments – the global asset management and investment advisory division of Guggenheim Partners, LLC (Guggenheim Partners). Guggenheim Capital, LLC (Guggenheim) is the ultimate parent of Guggenheim Partners.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a clearing broker and a member of the Depository Trust and Clearing Corporation. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Authority, Inc. (FINRA) and is a member of the Municipal Securities Rulemaking Board.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The accompanying statement of financial condition of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b)   Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

(c)   Securities Transactions

Securities and customer transactions are recorded on a trade-date basis. Securities transactions pending settlement are included net in due from broker-dealers and clearing organizations in the statement of financial condition. Investments in CEFs and mutual funds are valued at quoted market close prices. Investments in the VITs are valued at prices observed for recently executed market transactions. Investments in UITs are carried at their stated daily offer prices as described in note 3, *Fair Value Measurements*.

(d)   Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of 90 days or less. The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(e) *Deposits with Clearing Organizations*

Deposits with clearing organizations include cash on deposit with clearing organizations to meet margin requirements.

(f) *Due to/from Broker-Dealers and Clearing Organizations and Due to Customer*

In its capacity as a sponsor of UITs, the Company records amounts due to/from broker-dealers and clearing organizations for unsettled sales transactions of securities and UITs. The Company also records amounts due to customer for unsettled purchase transactions of securities and UITs.

(g) *Accounts Receivable from Contracts with Customers*

Accounts receivable from contracts with customers consists primarily of evaluation and surveillance fees on UITs, distribution fees on CEFs, VITs and mutual funds and creation and development fees on UITs.

(h) *Income Taxes*

The Company is a single member LLC, organized as a Delaware limited liability company, and treated as a disregarded entity for federal income tax purposes. State and local tax liabilities are determined under individual state laws. The Company's income is included in the federal and state income tax returns of the tax regarded entity.

FASB ASC Topic 740-10, *Income Taxes* (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2024. Further, as of December 31, 2024, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

(i) *Unit-Based Compensation*

The Company accounts for unit-based compensation under ASC Topic 718, *Compensation – Stock Compensation* (ASC 718). Awards with graded vesting are treated as a single award (although the Company may value each tranche separately).

(j) *New Accounting Pronouncements*

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2023-07, *Improvements to Reportable Segment Disclosures* (ASU 2023-07), which primarily requires enhanced disclosures about significant segment expenses. The guidance also clarifies that a public business entity with a single reportable segment is required to provide disclosures required by the amendments in ASU 2023-07 and existing segment disclosures in ASC Topic 280, *Segment*

Reporting. The Company adopted ASU 2023-07 on January 1, 2024. The adoption did not have a material impact on the Company's financial condition.

(3) Fair Value Measurements

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This guidance also addresses fair value of an instrument when the volume and level of activity for an asset or liability have decreased significantly and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, and liquidity statistics, among other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company assesses its financial instruments on a quarterly basis to determine their appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no transfers between the Company's Level 1, Level 2 and Level 3 classified instruments during the year ended December 31, 2024.

The Company did not own any financial assets or liabilities that would be considered Level 3 within the fair value hierarchy as of or during the year ended December 31, 2024.

The following table presents securities owned at fair value as of December 31, 2024:

Description	December 31, 2024	Quoted prices or identical assets in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Cash and cash equivalents				
Money market funds	$ 4,332,711	$ 4,332,711	$ —	$ —
Securities owned:				
Mutual funds	145,747	145,747	—	—
VIT	2,499,721	—	2,499,721	—
CEFs	251,094	251,094	—	—
UITs	478,096	478,096	—	—
Total securities owned	3,374,658	874,937	2,499,721	
Total	$ 7,707,369	$ 5,207,648	$ 2,499,721	$ —

CEFs, mutual funds, the VIT and UITs are investments managed or sponsored by the Company or its related parties.

The carrying value of other financial assets and liabilities carried at cost (accounts receivable from contracts with customers, accounts payables and accrued expenses) are considered to approximate fair value because they have limited counterparty credit risk and are short-term, replicable on demand, or bear interest at market rates.

(4) Due from Broker-Dealers and Clearing Organizations

As of December 31, 2024, balances due from broker-dealers and clearing organizations consist of the following:

Securities failed-to-deliver	$ 19
Securities failed-to-receive	(1,366)
Receivable from broker-dealers and clearing organizations	3,448,045
Total	$ 3,446,698

(5) Commitments

The Company leases office space under both cancellable and noncancelable operating leases with terms up to four years, expiring in 2028, with certain renewal options for similar terms. In accordance with ASC 842, *Leases*, the Company's right of use asset and lease liabilities were $341,655 and $349,031, respectively, included other assets and accounts payable and other accrued liabilities in the statement of financial condition.

The following table presents the undiscounted lease commitments of the Company's operating lease liabilities as of December 31, 2024:

2025	$	109,652
2026		112,004
2027		106,842
2028		20,533
Total	$	349,031

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under the contracts is not currently known as any such exposure would be based on future claims, which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

(6) Borrowings

In conjunction with the creation of fixed income UIT portfolios, the Company may obtain short-term financing by pledging its fixed income investment inventory as collateral to a major U.S. financial institution. The terms and conditions of the demand note permit the Company to receive up to 80% of the market value of the securities pledged. Repayment of principal occurs daily as the pledged securities are sold to the trustee of the UITs. No borrowings were outstanding under this demand note as of December 31, 2024.

(7) Revenues from Contracts with Customers

The timing of revenue recognition may differ from the timing of payments by customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. The Company had receivables related to contracts with customers of $11,161,034 at January 1, 2024 and $12,750,627 at December 31, 2024, of which $7,634,845 is included in accounts receivable from contracts with customers, and $5,115,782 is included in due from related parties in the statement of financial condition. There were no impairments related to these receivables during the year.

(8) Related Parties

As discussed herein, the Company has significant transactions with the Parent and related parties. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

(a) *Due from related parties*

Included in accounts receivable from contracts with customers and due from related parties in the statement of financial condition as of December 31, 2024 are amounts due from related parties as follows:

Accounts receivable from contracts with customers		
UITs	$	5,784,741
Mutual funds		1,455,310
VITs		203,895
CEF		160,603
Total accounts receivable from contracts with customers	$	7,604,549
Due from related parties:		
Guggenheim or its subsidiaries	$	6,613,904
Total due from related parties	$	6,613,904

(b) *Other related party arrangements*

The Company records a deferred sales charge on sales of UIT portfolios sponsored and supervised by the Company. These deferred amounts are received generally over a three to five-month period following the sale, of which receipt is guaranteed by the applicable UIT. The aggregate amount of the deferred sales charge receivables sold during the year ended December 31, 2024 was $80,957,785.

The Company has entered into arrangements with a related party whereby the related party provides investment advice to the Company in connection with the creation of certain UITs. In certain instances, the related party has discretionary authority to purchase securities on behalf of the Company. The related party does not currently charge a fee for these services.

The Company has a service agreement with certain related parties under which the following services are provided: accounting, business and operations, compliance, legal, finance operations and reporting, human resources, information technology support, premises, sales and marketing, tax, technology, and treasury. At December 31, 2024, $3,573,196 is included in due to related parties in the statement of financial condition.

(9) Off-Balance Sheet Credit and Concentration of Risk

The Company has no retail customers and only one customer under Rule 15c3-3 of the Securities Exchange Act of 1934. In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of UITs. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the UITs at a loss.

The Company is a clearing broker-dealer engaged in various trading, brokerage and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, on an ongoing basis, the credit standing of each counterparty with which it conducts business.

(10) Employee Benefit Plan

All participating employees are eligible to participate in the Guggenheim 401(k) plan.

(11) Unit-Based Compensation

Certain employees of the Company are awarded phantom units by Guggenheim as part of its plan to retain key employees. Guggenheim grants the awards under the Guggenheim Capital, LLC Global Phantom Equity Plan and the Guggenheim Capital, LLC Equity Compensation Plan (the Plans). Participants are credited with phantom units that track the value of common units of Guggenheim.

Participants also receive dividend distributions and liquidating distributions in cash, on a pari passu basis with Guggenheim's common units. Phantom awards issued as part of the Company's annual incentive compensation are equity classified awards granted by Guggenheim to Company personnel. The ultimate settlement of phantom units through conversion to Guggenheim common units or cash distributions is Guggenheim's obligation.

(12) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1 (the Rule). The SEC requirements provide, among other items, that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. In addition, the Company has an agreement with its wholesalers that restricts the payment of compensation if such payment would cause the Company to not meet its minimum net capital requirements. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital, as defined, of $34,305,566 which was $34,055,566 in excess of the minimum capital required to be maintained.

(13) Segregation of Funds for the Benefit of Customer

The Company is required, under Rule 15c3-3 of the Securities Exchange Act of 1934, to segregate assets equivalent to balances due to its customer.

At December 31, 2024, the Company holds segregated assets in excess of amounts required to be segregated. Cash of $100,000 has been segregated in a special reserve bank account for the exclusive benefit of its customer under Rule 15c3-3 and is included in cash segregated under federal regulations in the statement of financial condition.

(14) Segments

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including marketing and distribution, and sponsoring and supervising UITs. The Company has identified its managing executive who is also the President of Guggenheim Investments as the chief operating decision maker (CODM). The Company operates as one operating segment and all of the Company's activities are directly attributable and allocated to the single operating segment, because the CODM manages the business activities using information of the Company as a whole and utilizes a consolidated approach to assess performance and allocate resources. As such, the Company operates through one reportable segment. The accounting policies applied to the reportable segment are the same as those described in the summary of significant accounting policies. Total assets reported on the statement of financial condition represent the measure of segment assets. Additionally, the CODM uses excess net capital (see note 12, *Net Capital Requirements*) to make operational decisions about maintaining capital adequacy, such as reinvesting profits or paying dividends.

(15) Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2025 which is the date the statement of financial condition was available to be issued, and did not identify any subsequent events which would require adjustment to or disclosure in the statement of financial condition.